TELEFONOS DE MEXICO, S.A. DE C.V.

April 1st, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Re: Capital Stock movements of Telefonos de Mexico, S.A. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements during March 2004.
EXCHANGES:

Series "A" to "L"	629,710
Series "AA" to "L"	73,063,309

ISSUES:

Series "L"	3,383,760

BUYBACK:

Shares Series "A"	130,400
Shares Series "L"	78,446,100

Based on this information, the structure of the Telmex's Capital Stock regarding the Outstanding shares at the end of this period is:

SERIES	OUTSTANDING SHARES	% OF THE
		OUTSTANDIG SHARES
"AA"	4,063,417,276	34.05
"A"	260,069,004	2.18
"L"	7,609,529,692	63.77
	_____________	____________
TOTAL	11,933,015,972	100.00

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

April 07, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on April 07, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of P.81,959,069.00 and 21,400 class "A" shares of Telmex at an aggregate price of P.435,644.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

April 06, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on April 06, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of P.80,899,149.00 and 25,000 class "A" shares of Telmex at an aggregate price of P.508,000.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

April 05, 2004

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on March 12, 2003 and at the general meetings of shareholders on April 29, 2003, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on April 05, 2004 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of P.80,366,923.00 and 25,000 class "A" shares of Telmex at an aggregate price of P.500,219.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer